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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Tidelands Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

886374107

(CUSIP Number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,

780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages.

Exhibit Index located on Page 12	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 886374107	Page 2 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 213,904 9. Sole Dispositive Power 10. Shared Dispositive Power 213,904

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,904
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.03%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 886374107	Page 3 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 145,121 9. Sole Dispositive Power 10. Shared Dispositive Power 145,121

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,121
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.77%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 886374107                                                                                                              Page 4 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 20,815 9. Sole Dispositive Power 10. Shared Dispositive Power 20,815

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,815
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.68%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 886374107                                                                                                                               Page 5 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 19,347 9. Sole Dispositive Power 10. Shared Dispositive Power 19,347

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,347
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.64%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 886374107                                                                                                                          Page 6 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 104,959 9. Sole Dispositive Power 10. Shared Dispositive Power 104,959

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,959
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 3.45%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 886374107	Page 7 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 68,783 9. Sole Dispositive Power 10. Shared Dispositive Power 68,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,783
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 2.26%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 886374107	Page 8 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 213,904 9. Sole Dispositive Power 10. Shared Dispositive Power 213,904

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 213,904
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 7.03%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (“Common Stock”), of Tidelands Bancshares, Inc. (the “Issuer”), a company incorporated in South Carolina, with its principal office is at 875 Lowcountry Boulevard, Mount Pleasant, South Carolina 29464.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”) and Malta Offshore, Ltd., a Cayman Islands company (“MO”), (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MO. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF and MHFII are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company (“2WTC”).

(b)    The address of the principal offices of each of MP, MHF, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o BYSIS Hedge Fund Services (Cayman) Limited, P.O. Box 30362 SMB, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of 2WTC is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c)    The principal business of MP, MHF and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d)    During the last five years, none of MP, MHF, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of MP, MHF, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII and MO is $194,620, $180,894, $981,367, and $643,121 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 3,044,054 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on March 17, 2006:

(i)	MP beneficially owned 20,815 shares of Common Stock, constituting 0.68% of the shares outstanding.

(ii)	MHF beneficially owned 19,347 shares of Common Stock, constituting approximately 0.64% of the shares outstanding.

(iii)	MHFII beneficially owned 104,959 shares of Common Stock, constituting approximately 3.45% of the shares outstanding.

(iv)	MO beneficially owned 68,783 shares of Common Stock, constituting approximately 2.26% of the shares outstanding.

(v)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII and MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 20,815 shares owned by MP, the 19,347 shares owned by MHF, the 104,959 shares owned by MHFII and the 68,783 shares owned by MO, or an aggregate of 213,904 shares of Common Stock, constituting approximately 7.03% of the shares outstanding.

(vi)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the 20,815 shares owned by MP, the 19,347 shares owned by MHF, and the 104,959 shares owned by MHFII, or an aggregate of 145,121 shares of Common Stock, constituting approximately 4.77% of the shares outstanding.

(vii)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 20,815 shares owned by MP, the 19,347 shares owned by MHF, the 104,959 shares owned by MHFII and the 68,783 shares owned by MO, or an aggregate of 213,904 shares of Common Stock, constituting approximately 7.03% of the shares outstanding.

(viii)	In the aggregate, the Reporting Persons beneficially own 213,904 shares of Common Stock, constituting approximately 7.03% of the shares outstanding.

(ix)	2WTC directly owned no shares of Common Stock.

(b)        The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to April 12, 2006 none of the Reporting persons effected any transactions in the Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2006

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	Sandler O’Neill Asset Management LLC	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

Sandler O’Neill Asset
SOAM Holdings, LLC		Management LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

Terry Maltese

/s/ Terry Maltese
Terry Maltese

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: April 13, 2006

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.
By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

Malta Offshore, Ltd.		MALTA HEDGE FUND II, L.P.

By:	Sandler O’Neill Asset Management LLC	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

Sandler O’Neill Asset
SOAM Holdings, LLC		Management LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese President

Terry Maltese

/s/ Terry Maltese
Terry Maltese